Room 4561

May 15, 2007

Robert F. Gallagher
Chief Financial Officer
Stratasys, Inc.
14950 Martin Drive
Eden Prairie, Minnesota 55344

Re: Stratasys, Inc.
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 15, 2007
        File No. 001-13400

Dear Mr. Gallagher:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Critical accounting policies

Revenue recognition, page F- 35

1.   You state that "[You] evaluate a number of factors to assess collectibility, including an
        evaluation of the creditworthiness of the customer, past payment history, and current
        economic conditions." Tell us how you conduct and conclude on this assessment for
        certain international distributors and resellers that are small, thinly capitalized
        companies that rely upon sales of your products to cover their operating expenses (see
        your page 16). In this regard, indicate whether you recognize revenue for these

customers upon shipment or upon either sell-thru by the customer or on cash collections. Your response should consider whether payment is truly contingent on the resale of the product since the customer does not have the ability to pay until the product is sold. See paragraph 6(b) of FASB 48. Please indicate the amount sales in 2006 and the receivable balances due from this "class" of distributor.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements-page F-16

2.   You do not appear to have included any disclosures regarding whether you adopted the provisions of SAB 108 as of December 31, 2006. Tell us whether the adoption of SAB 108 had an impact on the consolidated financial statements. Tell us how you considered providing disclosures for the adoption of SAB 108. For instance, your disclosures should describe the nature and amount of each individual error being corrected, if any. Indicate the amount of any cumulative adjustment or if the error is immaterial, the amounts charged to income. Tell us if any of these errors relate to prior years and, if so, confirm that these errors were immaterial to those years using your pre-SAB 108 methodology.

Reclassifications-page F-17

3.   We note from your disclosures that the 2005 and 2004 consolidated statements of operations have been restated to reflect customer service costs as part of the cost of sales instead of as operating expenses. We further note that while these reclassifications had no effect on operating or net income or net income per basic and diluted common share, there is a significant impact on your gross margin. Revise your disclosures to include a footnote in the financial statements that describes the reason for the change in classification for each of the three years in the audited financial statements included in the 2006 Form 10-K (i.e., to comply with Rule 5-03 of Regulation S-X). The footnote should also disclose the reclassification of the cost of revenue amounts and gross margins for each of the past five years including how these amounts were previously reported each year in the statements of consolidated statements of operations. The selected financial data, on page 21, should quantify the amount reclassified for each period presented. In addition, revise your quarterly information to disclose the amount reclassified for each quarterly period presented (see your footnote 16 on page F-28).

Note 12. Stock Options and Warrants-page F-24

4.   We note from your disclosures that you adopted SFAS 123(R) on January 1, 2006, however, you do not appear to have included many of the disclosures required by SFAS 123(R) and SAB 107. For instance, your disclosures do not indicate whether you are applying the modified prospective method or modified retrospective method or provide other additional disclosures required by SAB 107. We also note that other required disclosures such as the weighted-average grant date fair value is not disclosed for each year in which an income statement is provided. Revise your disclosures to include those transitional disclosures required by paragraph H of SAB 107, and paragraphs 64-65, 84, A240-A242 of SFAS 123(R).

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief